FOR IMMEDIATE RELEASE	December 12, 2023

Micromem Update on Meeting with Chevron

Toronto, Ontario and New York, New York, December 12, 2023 - Micromem Technologies Inc. (CSE: MRM) (OTCQB: MMTIF) ("Micromem") ("the Company") is pleased to provide a current update on the ongoing discussions with Chevron regarding the automated tracer technology.

Our Chief Financial Officer met with the Chevron team in their offices on December 4th.  It was agreed that Chevron and Micromem will execute a current joint development agreement in Q1 2024.  This updated version will replace the original agreement signed in 2014.  Additionally, Chevron will prepare a license agreement for execution by Micromem  for access to Chevron's patent that it holds with respect to tracer technology.

It is anticipated that a group call to discuss the tracer technology plan that Micromem is developing for Romgaz will be scheduled for Q1 2024; the participants on the call would include representatives from Micromem and its technology partner, Entanglement Technologies, Chevron and representatives from Romgaz and the University of Ploiesti.  The proposed group call is intended to map out the timetable of development tasks to be completed in 2024 as our project with Romgaz continues to move forward.

About Micromem.

Micromem Technologies Inc. and its subsidiaries, a publicly traded (OTCQB: MMTIF) (CSE: MRM), company analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated sensor applications, the Company successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing and other industries. Visit www.micromeminc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company's actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words "believe," "expect," "anticipate," "estimate," "project," "plan," "should," "intend," "may," "will," "would," "potential," and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: NASD OTC-QB - Symbol: MMTIF

 CSE - Symbol: MRM

Shares issued: 512,945,319

SEC File No: 0-26005

Investor Contact:  info@micromeminc.com; Tel. 416-364-2023 Subscribe to receive News Releases by Email on our website's home page.  www.micromeminc.com.